EASTSIDE DISTILLING, INC.

August 8, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attn.:	Mr. John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re: Eastside Distilling, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-215848

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 8, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, August 8, 2017, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby withdraw our request for acceleration of the effective date until further notice.

Very truly yours,

EASTSIDE DISTILLING, INC.

By:	/s/ Grover T. Wickersham
Name:	Grover T. Wickersham
Title:	Chief Executive Officer